Exhibit 99.2

Akanda Announces Plans to Enter Blockchain and AI Technology Sector

London,UK April 12, 2024 –Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, Akanda Corp. announces its plans to enter the blockchain and artificial intelligence sector of the cannabis industry.

With an increasingly complex and global supply chain for the international cannabis industry, the Company believes companies and consumers will turn to blockchain and smart contracts to verify the authenticity of genetics, plants, and products alike. There are numerous advantageous applications of this technology such as harnessing blockchain capabilities to certify all clones, or baby plants, with a batch certificate. Cannabis nurseries specialize in plant genetics, producing clones and baby plants and seeds for the purpose of wholesale distribution.

Interim CEO and Director Katie Field commented, “Everyone from consumers, to growers, to manufacturers, to retailers care very much about the stages of production from seed to sale. We believe this technology can be used to verify the authenticity clones and genetic lineage.”

The Company believes other applications of blockchain include “track and trace” software for inventory and lab testing results. By utilizing this technology Certificate of Analyses (COAs) will be available at the end customer’s fingertips to trace results back to the original laboratory. Blockchain technology provides traceability.

Akanda believes Blockchain solutions will complement the artificial intelligence capability being developed at Canmart. Presently Canmart plans to partner with a platform developed by its directors to make medical cannabis more accessible to UK patients both with social shopping trends and tailored products. Access Kaneh utilizes an AI algorithm that analyzes DNA vis a vis products in the UK market. EndoDNA is a breakthrough test that matches patients with solutions for an individualized wellness journey.

The Company believes there are additional applications of artificial intelligence to augment the cannabis industry. Manufacturers are developing automated processes that allow extraction cycles to be completed with minimal human input or quality control of flower and collect efficiency data from the process as well. Akanda is evaluating less capital intensive applications too such as enhancing consumer education and responsible consumption of the product and a feedback loop to personalize research and development and ultimately strains that are grown locally.

Ms. Field commented, “Akanda is competing in brave new world of global cannabis and we intend to stay at the forefront of it by evaluating the technological solutions that can be leveraged in the business and scaled for our customers and end users. We are excited at the prospect to adopt cutting-edge technology that is a game-changer for companies and consumers alike.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop THC and cannabinoid (CBD) facilities at this site.

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Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.